Exhibit 99.1

CONVERTIBLE NOTE PURCHASE AGREEMENT

by and between

Able View Global Inc.

and

[Investor’s Name]

Dated [      ], 2024

THIS CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”), dated [    ], 2024, is entered into by and between:

(1) Able View Global Inc., a Cayman Islands exempted company (the “Company”); and

(2) [Investor’s Name] (the “Purchaser”).

RECITALS

WHEREAS, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to subscribe for and purchase from the Company, the Note (as defined below) on the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

“Affiliate” means, with respect to any specified Person, any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” has the meaning ascribed to this term in the preamble hereto.

“Anti-Money Laundering Laws” has the meaning ascribed to this term in Section 3.7(a).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Beijing, or Hong Kong are required by Law to be closed.

“Class B Ordinary Shares” means the Class B Ordinary Shares of the Company, par value US$0.0001 per share.

“Closing” has the meaning ascribed to this term in Section 2.2(a).

“Closing Date” has the meaning ascribed to this term in Section 2.2(a).

“Company” has the meaning ascribed to this term in the preamble hereto.

“Company Material Adverse Effect” means any event, change, development or occurrence that has had or would reasonably be expected to have a material adverse effect on (a) the business, shareholders’ equity, financial condition or results of operations of the Company and the Subsidiaries, taken as a whole (including any material adverse action by applicable regulatory authorities), or (b) the ability of the Company to enter into this Agreement, the Note or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, no change, event, circumstance, development or effect attributable to or resulting from any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) changes, events, developments or circumstances in or affecting general economic conditions or the securities, credit or financial markets in general (including interest rates and exchange rates), (ii) changes, events, developments or circumstances generally affecting the industries in which any of the Company and the Subsidiaries operate, (iii) changes or developments in GAAP, other applicable accounting rules or applicable Law, or the enforcement or interpretation thereof, or changes or developments in political, regulatory or legislative conditions, (iv) changes, events, circumstances or developments resulting from any weather-related or other force majeure event or natural disaster (including hurricane, tornado, flood, earthquake, tsunami or volcano eruption) or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism, (v) seasonal fluctuations in the Company or its Subsidiaries’ business performance or results of operations, (vi) the matters publicly disclosed, (vii) any failure by the Company or any of the Subsidiaries to meet any internal or published projections, forecasts, estimates or projections or analysts’ expectations in respect of revenues, cash flow, earnings or other financial or operating metrics for any period, in and of itself, or (viii) any changes in the market price or trading volume of Class B Ordinary Shares; provided, however, that (A) the underlying cause(s) of such change or failure shall not be excluded in the case of clauses (vii) and (viii) (unless otherwise excepted under the foregoing clauses (i) through (vi)) and (B) any changes, events, circumstances or developments referred to in clauses (i), (ii), (iii) and (iv) shall not be excluded to the extent the same disproportionately affect (individually or together with other changes, events, circumstances or developments) the Company and the Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same principal industries in which the Company and the Subsidiaries operate.

“Company SEC Documents” means all reports, statements, schedules, forms and other documents filed or furnished by the Company with the SEC, including all financial statements, notes, exhibits and schedules included therein and all documents incorporated by reference therein.

“Conversion Shares” means the Class B Ordinary Shares into which the Note is convertible.

“Conversion Warrants” means the warrants to purchase one Class B Ordinary Share, with each such Conversion Warrant issued to the holder for each Conversion Share upon the conversion of the Note, a form of which is attached hereto as Exhibit B.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means accounting principles generally accepted in the United States.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, judicial, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any stock exchange or self-regulatory organization (including Nasdaq Inc.) with competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HKIAC” has the meaning ascribed to this term in Section 8.2(b).

“HKIAC Rules” has the meaning ascribed to this term in Section 8.2(b).

“Information” has the meaning ascribed to this term in Section 4.2(c).

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, pledge, claim, security interest, easement, covenant, restriction, reservation, defect in title, encroachment or other encumbrance, lien (choate or inchoate), charge, equity, or other restriction or limitation, whether arising by contract or under Law.

“Lock-Up Securities” has the meaning ascribed to this term in Section 6.2.

“Note” means the convertible note in the principal value as set forth in the Section 2.1 of this Agreement issued to the Purchaser pursuant to Article II, the form of which is attached hereto as Exhibit A.

“Permits” has the meaning ascribed to this term in Section 3.7(b).

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“PRC” means the People’s Republic of China.

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding) or hearing commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Purchase Price” has the meaning ascribed to this term in Section 2.1.

“Purchaser” has the meaning ascribed to this term in the preamble hereto.

“Purchaser Material Adverse Effect” means any event, change or occurrence that has had or would reasonably be expected to have a material adverse effect on the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity,” whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with GAAP or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) The words “party” and “parties” shall be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(b) When a reference is made in this Agreement to an article, section or clause, such reference is to an article, section or clause of this Agreement.

(c) The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(g) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(h) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(i) The parties have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

ARTICLE II

PURCHASE AND SALE OF THE NOTE

Section 2.1 Sale and Issuance of the Note. Subject to the terms and conditions of this Agreement, at the Closing, the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to subscribe for and purchase from the Company, the Note, for a purchase price of US$1,000,000 (the “Purchase Price”).

Section 2.2 Closing.

(a) Subject to the satisfaction or waiver of the conditions set forth in Article V, the closing of the transactions described in this Agreement (the “Closing”) shall take place as soon as practicable, or such other date as the parties may mutually agree in writing (the date on which the Closing takes place, the “Closing Date”).

(b) The Closing shall take place remotely via the exchange of documents and signatures, or at such other place and in such other manner as the parties may mutually agree in writing.

(c) At the Closing, the Purchaser shall pay the Purchase Price to the Company in U.S. dollars by wire transfer of immediately available funds to a bank account designated in writing by the Company to the Purchaser at least two (2) Business Days prior to the Closing Date.

(d) At the Closing, the Company shall deliver to the Purchaser the Note, dated the Closing Date and registered in the name of the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Documents, the Company hereby represents and warrants to the Purchaser that, as of the date hereof and as of the Closing:

Section 3.1 Organization, Good Standing and Qualification. The Company is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is applicable) under the Laws of the jurisdiction of its incorporation or organization. The Company and each of its Subsidiaries has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure so to qualify or to be in good standing would not result in a Company Material Adverse Effect.

Section 3.2 Authorization. The Company has all requisite corporate power to enter into this Agreement and the Note and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the Note by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been or will be duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Purchaser, constitute or will constitute legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

Section 3.3 Valid Issuance. The Note has been duly and validly authorized for issuance and sale to the Purchaser by the Company, and when issued and delivered by the Company against payment therefor by the Purchaser in accordance with the terms of this Agreement, the Note will be legally binding and valid obligations of the Company and enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. The Conversion Shares and Conversion Warrants have been duly authorized for issuance and, when issued upon conversion of the Note, will be duly and validly issued, fully paid and non-assessable, and will not be subject to any pre-emptive or similar rights and will rank pari passu with all other existing Class B Ordinary Shares.

Section 3.4 No Violation. The execution, delivery and performance by the Company of this Agreement and the Note, the issuance of the Conversion Shares and Conversion Warrants upon conversion of the Note, and the consummation of the other transactions contemplated hereby and thereby, do not and will not (i) violate, conflict with or result in the breach of any provision of the certification of formation (or similar organizational documents) of the Company or any of its Subsidiaries, (ii) subject to the truth and accuracy of the representations and warranties of the Purchaser in Article IV, conflict with or violate any Law or Governmental Order applicable to the Company or any of its Subsidiaries or the assets, properties, businesses or operations of the Company or any of its Subsidiaries, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Company or any of its Subsidiaries is a party or result in the creation of any Liens upon any of the properties or assets of the Company or any of its Subsidiaries.

Section 3.5 No Default. To the Company’s knowledge, neither the Company nor any of its Subsidiaries (i) is in violation of any provision of its Certificate of Formation (or similar organizational documents) ; (ii) is in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject; or (iii) is in violation of any law or statute applicable to the Company or any of its Subsidiaries or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority having jurisdiction over the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Consents. Subject to the truth and accuracy of the representations and warranties of the Purchaser in Article IV, the execution, delivery and performance by the Company of this Agreement and the Note, the issuance of the Conversion Shares and Conversion Warrants upon conversion of the Note, and the consummation of the other transactions contemplated hereby and thereby do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority of the United States other than those as have been made or obtained, and except for any required filing or notification with the SEC in connection therewith.

Section 3.7 Compliance with Applicable Laws; Permits.

(a) None of the Company, its Subsidiaries and, the Company’s and its Subsidiaries’ respective directors, officers, and to the knowledge of the Company, employees, representatives, agents or affiliates, has violated, and the Company’s participation in the transaction contemplated hereby will not violate, any Anti-Money Laundering Laws (as defined below). As used herein, “Anti-Money Laundering Laws” means all applicable Laws regarding anti-money laundering, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the USA Patriot Act, the Bank Secrecy Act, and international anti-money laundering principals or procedures published by an intergovernmental group or organization, such as the Financial Action Task Force on Money Laundering, of which the United States is a member and with which designation the United States representative to the group or organization continues to concur, in each case as amended, and any executive order, directive, or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder. There is no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to Anti-Money Laundering Laws that is pending or, to the knowledge of the Company, threatened.

(b) Except in each case as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have all licenses, permits, qualifications, accreditations, approvals, consents, authorizations, franchises, variances, exemptions and orders of any Governmental Authority (collectively, the “Permits”), and have made all necessary filings required under applicable Laws, necessary to conduct the business of the Company and its Subsidiaries, (ii) since December 31, 2023, neither the Company nor any of its Subsidiaries has received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and (iii) each such Permit has been validly issued or obtained and is in full force and effect.

Section 3.8 Capitalization; Subsidiaries.

(a) The authorised share capital of the Company is US$60,000 divided into 600,000,000 ordinary shares of par value of US$0.0001 each, comprising (a) 100,000,000 Class A Ordinary Shares of par value of US$0.0001 each, of which 24,871,433 shares are issued and outstanding as of the date of this Agreement; and (b) 500,000,000 Class B Ordinary Shares of par value of US$0.0001 each, of which 16,766,550 shares are issued and outstanding as of the date of this Agreement.

The Company has no outstanding warrants, options, bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter. All issued and outstanding ordinary shares have been duly authorized and validly issued and are fully paid and non-assessable, are free of preemptive rights, were issued in compliance with applicable U.S. and other applicable securities Laws and were not issued in violation of any preemptive right, resale right, right of first refusal, or similar right.

(b) The authorized capital stock of the Company is sufficient to accommodate the issuance of the Conversion Shares and Conversion Warrants upon conversion of the Note.

(c) All outstanding shares of capital stock or other securities of the Subsidiaries (other than any Significant Subsidiary organized under the Laws of the PRC) are duly authorized, validly issued, fully paid and non-assessable. The registered capital of each Subsidiary organized under the Laws of the PRC has been timely contributed in accordance (if so required) with its articles of association.

Section 3.9 Litigation.

(a) As of the date of this Agreement, to the knowledge of the Company, there is no pending Proceeding against the Company or any of its Subsidiaries or any director or officer thereof (in their capacity as such), in each case, as would have, if decided adversely, a Company Material Adverse Effect.

(b) There is no Governmental Order in effect or pending to which the Company or any of its Subsidiaries is a party or subject which materially interferes with the business of the Company and its Subsidiaries as currently conducted, taken as a whole.

Section 3.10 [Intentionally Omitted].

Section 3.11 Intellectual Property. The Company owns, or possesses the right to use, all of the intellectual property, licenses, permits and other authorizations that are reasonably necessary for the operation of its business, without infringing the rights of any other Person, except for failures to so own, or so possess the right to use, that would not have a Company Material Adverse Effect.

Section 3.12 Real and Personal Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have valid and marketable rights to lease or otherwise use, all items of real and personal property and assets (other than intellectual property, which is subject to Section 3.11) that are material to the business of the Company and its Subsidiaries, in each case free and clear of all Liens, encumbrances, claims and defects and imperfections of title.

Section 3.13 Investment Company. The Company is not, and immediately after receipt of the Purchase Price will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.14 Offshore Transaction. Subject to the truth and accuracy of the representations and warranties of the Purchaser in Section 4.1(f), the offer, sale and issuance of the Note are conducted outside the United States in an “offshore transaction” as defined in Rule 902 of Regulation S under the Securities Act and are exempt from the registration requirements of the Securities Act.

Section 3.15 Listing. The Class B Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and the shares of the Class B Ordinary Shares are listed on the Nasdaq Capital Market.

Section 3.16 [Intentionally Omitted].

Section 3.17 No General Solicitation. Neither the Company nor any other Person authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Note. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be integrated with the Note sold pursuant to this Agreement.

Section 3.18 Brokers. Neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Purchaser would be required to pay.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER

Section 4.1 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Company that, as of the date hereof and as of the Closing:

(a) Organization and Good Standing. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization, if the Purchaser is a corporate entity.

(b) Authorization. The Purchaser has all requisite corporate power to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Purchaser have been duly authorized by all necessary corporate or similar action on the part of the Purchaser. This Agreement has been or will be duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company, constitute or will constitute legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

(c) No Violation. The execution, delivery and performance by the Purchaser of this Agreement and the Note and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in the breach of any provision of its memorandum and articles of association (or similar organizational documents), (ii) conflict with or violate any Law or Governmental Order applicable to it or any of its assets, properties or businesses, or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party or result in the creation of any Liens upon any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation, cancellation or encumbrance that would not have a Purchaser Material Adverse Effect.

(d) Consents. The execution, delivery and performance by the Purchaser of this Agreement and the Note do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority or any third party.

(e) Offshore Transaction. The Purchaser is not a “U.S. person” and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act. The Purchaser has reviewed and signed a Regulation S Certification, attached hereto as Exhibit C, to that effect. The Purchaser is acquiring the Note in an offshore transaction executed in reliance upon the exemption from registration provided by Regulation S under the Securities Act. The Purchaser will not, during the restricted period that is applicable to the Note set forth in the legend set forth therein (the “Restricted Period”), offer or sell the Note (or create or maintain any derivative position equivalent thereto) in the United States, to or for the account or benefit of a U.S. Person other than in accordance with Regulation S, or engage in hedging transactions with regard to the Note prior to the expiration of the Restricted Period. If during the Restricted Period, the Purchaser offers or sells any of the Note in accordance with Regulation S, the Purchaser agrees that it shall ensure that the transferee of the Note makes the same representations and agrees to be bound by the same transfer restrictions as set forth herein.

(f) No Distribution. The Purchaser is acquiring the Note for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, to distribute the Note or any Conversion Shares or Conversion Warrants.

(g) Restricted Securities. The Purchaser acknowledges that the Note and the Conversion Shares and Conversion Warrants are “restricted securities” that have not been registered under the Securities Act or any applicable state securities Law, and may not be resold unless pursuant to an effective registration under the Securities Act and applicable state securities Laws or an exemption from.

(h) Brokers. Neither the Purchaser nor any other Person authorized by the Purchaser to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company would be required to pay.

(i) No Additional Representations. The Purchaser acknowledges that the Company makes no express or implied representations or warranties as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to the Purchaser in accordance with the terms hereof.

Section 4.2 No Reliance.

(a) The Purchaser represents and warrants that (i) it is a sophisticated investor familiar with transactions similar to those contemplated by this Agreement and the Note, and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Note and the Conversion Shares and Conversion Warrants; (ii) it is experienced in the trading of securities of private and public companies; and (iii) it is capable of bearing the economic risks of such investment, including a complete loss thereof.

(b) The Purchaser further represents and warrants that (i) it has carefully reviewed such information as it and its advisers deem necessary to make its decision to invest in the Note and the Conversion Shares and Conversion Warrants, (ii) has the ability to make, and has made, an informed decision as to the risks and merits of its investment in the Note and the Conversion Shares and Conversion Warrants on the terms set forth in this Agreement and the Note, and (iii) has made its own decision to consummate the transactions contemplated hereunder based exclusively on its own independent review, its financial experience, and consultations with such advisers as it deemed necessary. Without limiting the generality of the foregoing, the Purchaser acknowledges that neither the Company nor any of its Affiliates or representatives is acting as a fiduciary or financial or investment adviser to the Purchaser, or has given the Purchaser any investment advice, opinion or other information on whether an investment in the Note and/or the Conversion Shares and Conversion Warrants is prudent. The Purchaser is not relying on the Information (as defined below), or any other information other than the express representations set forth in this Agreement.

(c) The Purchaser acknowledges that the Company and its Affiliates and representatives possess material nonpublic information regarding the Company not known to the Purchaser that may impact the value of the Note and/or the Conversion Shares and Conversion Warrants (the “Information”), that the Information is not disclosed in the Company’s public disclosures or its filings with the SEC, and that the Company is not disclosing the Information to the Purchaser and that the Company and its Affiliates and representatives have not made, and are not making, any representation with respect to any Information. The Purchaser understands, based on its experience, the disadvantage to which the Purchaser is subject due to the disparity of information between the Company and the Purchaser and the fact that the Information is not being disclosed to the Purchaser. The Purchaser acknowledges and agrees that, notwithstanding such disparity, it has deemed it appropriate to enter into this Agreement and the Note and to consummate the transactions contemplated hereunder and thereunder. The Purchaser acknowledges the possibility that the Information may be material to a determination of a fair value for the Note or the Conversion Shares and Conversion Warrants and that value may be substantially different from the Purchase Price.

(d) The Purchaser agrees that neither the Company nor any of its Affiliates or representatives shall have any liability to the Purchaser whatsoever due to or in connection with the non-disclosure of the Information, and the Purchaser hereby irrevocably waives any claim that it might have based on the failure of the Company to disclose the Information. The Purchaser hereby irrevocably and unconditionally expressly releases, discharges and waives, to the fullest extent permitted by law, any and all claims, rights, causes of action, suits, obligations, debts, demands, liabilities, controversies, costs, expenses, fees or damages of any kind (including, but not limited to, any and all claims alleging violations of federal or state securities laws, common-law fraud or deceit, breach of fiduciary duty, negligence or otherwise), whether directly, derivatively, representatively or in any other capacity, that it may have or hereafter acquire against the Company, or any of its Affiliates and their respective officers, employees, agents and controlling persons, relating to the offer and sale of the Note and/or the Conversion Shares and Conversion Warrants, including the existence or non-existence of any Information, the Purchaser’s inability to review such Information or any failure to disclose such Information.

(e) The Purchaser understands that the Company relies on the accuracy and truth of the foregoing representations, warranties, acknowledgements and agreements in entering into this Agreement and the Note and performing its obligations hereunder and thereunder, and would not engage in the transactions contemplated by this Agreement and the Note in the absence of such representations, warranties, acknowledgements and agreements, and the Purchaser hereby consents to such reliance.

(f) Notwithstanding the forgoing, nothing in this Section 4.2 shall be deemed to limit or restrict the Purchaser’s rights or remedies with respect to any breach or violation by the Company of any of its representations, warranties or covenants contained in this Agreement or the Note.

ARTICLE V

CONDITIONS

Section 5.1 Conditions to the Purchaser’s Obligations. The obligations of the Purchaser to consummate the Closing are subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by the Purchaser in its sole discretion:

(a) The representations and warranties of the Company contained in Article III shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Company Material Adverse Effect, which shall be true and correct to such extent) as of the date hereof and as of the Closing (except for those representations and warranties that speak as of a specific date, which shall be so true and correct as of such date).

(b) The Company shall have performed its obligations hereunder to be performed on or before the Closing Date in all material respects.

(c) Since the date hereof, there shall not have occurred any circumstance or event that has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 5.2 Conditions to the Company’s Obligations. The obligations of the Company to consummate the Closing are subject to the satisfaction, on or before the Closing Date, of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Purchaser Material Adverse Effect, which shall be true and correct to such extent) as of the date hereof and as of the Closing.

(b) The Purchaser shall have performed its obligations hereunder to be performed on or before the Closing Date in all material respects.

(c) Since the date hereof, there shall not have occurred any circumstance or event that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

ARTICLE VI

AGREEMENTS

Section 6.1 Use of Proceeds. The Company shall use the net proceeds from the sale of the Note hereunder for working capital and other lawful general corporate purposes consistent with past practice and in the ordinary course of business or for the payment of any amount payable hereunder, and shall not use such proceeds (a) for the satisfaction of any portion of the Company’s debt other than payment of any amount payable hereunder or any trade payables in the ordinary course of the Company’s business and consistent with past practices, (b) for the payment of dividends on or the redemption of any capital stock of the Company, ADS or any shares, interests, rights to acquire, warrants, options, participations or other equivalents of or interests in (however designated) stock issued by the Company or (c) for the settlement of any outstanding litigation.

Section 6.2 Lock-up. The Purchaser shall not, at any time during the first six (6) months of the term of the Note, directly or indirectly, (i) offer, sell, pledge, transfer, assign or otherwise dispose of all or any part of the Note, any Conversion Shares, any Conversion Warrants, any ordinary shares, or other securities of the Company (collectively, “Lock-Up Securities”) to any third party, (ii) enter into any swap, short sale or any other arrangement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Lock-Up Securities, (iii) enter into any agreement with respect to any of the foregoing, or (iv) publicly disclose the intention to effect any of the foregoing, without, in each case, the prior written consent of the Company.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated:

(a) by the written consent of both parties; or

(b) by either the Company or the Purchaser, if the Closing shall not have occurred by December 31, 2024; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the principal cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

Section 7.2 Effect of Termination. Upon any termination of this Agreement pursuant to Section 7.1, this Agreement will have no further force or effect, except that this Section 7.2 and Article VIII shall survive such termination and remain in full force and effect; provided that no termination of this Agreement shall relieve any party of liability for any breach of this Agreement prior to such termination.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Successors and Assigns; No Third Party Beneficiaries. This Agreement and the rights and obligations herein may not be assigned by any party without the prior written consent of the other party. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, except as expressly provided in this Agreement.

Section 8.2 Governing Law; Dispute Resolution.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflict of laws.

(b) Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The arbitration tribunal shall consist of one arbitrator to be appointed in accordance with the HKIAC Rules. Any party may apply for a preservation order or seek other interim or injunctive relief, and judgment upon an award rendered in arbitration proceedings under this Agreement may be applied for and entered, in each case in any court of competent jurisdiction.

Section 8.3 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of confirmation of receipt of transmission by facsimile or other form of electronic delivery (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (iii) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.4):

If to the Company, to:

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

Attn: Dennis Tang, CFO

Email: dennis.tang@ableview.hk

If to the Purchaser, to:

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Section 8.5 Fees and Expenses. Each party shall bear and pay its own costs, fees and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

Section 8.6 Entire Agreement. Except as otherwise provided herein, this Agreement, the Note, and the other documents delivered pursuant hereto or thereto constitute the entire agreement between the parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, both oral and written, between the parties and/or their Subsidiaries and Affiliates with respect to such subject matter.

Section 8.7 Amendment; Waiver.

(a) This Agreement may be amended, modified or supplemented only by a written instrument duly executed by both parties.

(b) The observance of any provision in this Agreement may be waived only by the written consent of the party against whom such waiver is to be effective. No failure or delay on the part of any party to exercise any right hereunder shall operate as waiver thereof, nor shall any single or partial exercise by any party of any right preclude any other or future exercise thereof or the exercise of any other right.

Section 8.8 Severability. If any provision of this Agreement is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the parties. In such event, the parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the parties’ intent in entering into this Agreement.

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IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement on the date first above written.

Able View Global Inc.

By:
Name:
Title:

[Signature Page to Convertible Note Purchase Agreement]

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the date first above written.

[Investor’s name]

By:
Name:
Title:

[Signature Page to Convertible Note Purchase Agreement]

EXHIBIT A

FORM OF CONVERTIBLE NOTE

[See a separate file.]

EXHIBIT B

FORM OF WARRANT

[See a separate file.]

EXHIBIT C

REG S CERTIFICATION

[See a separate file.]